United States securities and exchange commission logo





                            April 11, 2024

       Swin Chatsuwan
       Chief Executive Officer
       Zapp Electric Vehicles Group Ltd
       87/1 Wireless Road
       26/F Capital Tower
       All Seasons Place
       Lumpini, Patumwan
       Bangkok 10330 Thailand

                                                        Re: Zapp Electric
Vehicles Group Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed March 25,
2024
                                                            File No. 333-278212

       Dear Swin Chatsuwan:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Form F-1 filed March 25, 2024

       Risk Factors, page 13

   1. We note your statement on page 29 that you may not be able to timely file reports required by the Exchange Act. We
also note that you did not timely file a Form 20-F for the year ended September 30,
2023. Update and revise your risk factor to state that you did not timely file the report
and that you may not be able to file timely in the future.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Swin Chatsuwan
Zapp Electric Vehicles Group Ltd
April 11, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Gregory Herbers at 202-551-8028 or Jay Ingram at 202-551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameSwin Chatsuwan
                                                           Division of
Corporation Finance
Comapany NameZapp Electric Vehicles Group Ltd
                                                           Office of
Manufacturing
April 11, 2024 Page 2
cc:       Dorothee Fischer-Appelt
FirstName LastName